EXHIBIT 12

                CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio for the Company's earnings to fixed charges, on a consolidated basis, for the periods indicated:

         Three Months
        Ended March 31,               Year Ended December 31,
        ---------------    -------------------------------------------
         1997     1996      1996     1995     1994     1993     1992
        ------  -------    -------  -------  -------  -------  -------
         7.5x   7.8x(1)    8.1x(2)  6.6x(3)   7.7x    5.8x(4)    7.7x

     For purposes of this ratio, earnings have been calculated by adding to income before income taxes the amount of fixed charges. Fixed charges consist of interest on all indebtedness, amortization of debt discount and expense and that portion of rental expense deemed to represent interest.

     (1) The ratio includes the gain from the sale of the Cardinals which increased income before income taxes by $54.7 million. Excluding this one-time gain, the ratio would have been 7.0x.

     (2) The ratio includes the gain from the sale of the Cardinals which increased income before income taxes by $54.7 million. Excluding this one-time gain, the ratio would have been 7.9x.

     (3) The ratio includes the impact of the Tampa brewery shutdown and the reduction of wholesaler inventories. Excluding these non-recurring items, the ratio would have been 7.6x.

     (4) The ratio includes the impact of the Company's restructuring charge which decreased income before income taxes by $401.3 million. Excluding this one-time charge, the ratio would have been 7.5x.

Exhibit 12